1. Approval of New Management Agreement and Sub-Advisory
Agreement
Item Voted On

Votes For      Votes Against   Abstentions Broker Non-Votes

New Management Agreement
48,749,369.695  319,219.378   362,818.317   266,524.000

New Sub-Advisory Agreement
48,830,008.739  229,816.980   371,581.671   266,524.000